Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 16, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD528 DATED APRIL 16, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Index LASERSSM

Based Upon the Dow Jones-UBS Commodity IndexSM

Due                 , 2013

$10,000 per Index LASERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The Index LASERSSM will mature on , 2013. We will not make any payments on the Index LASERSSM prior to maturity.
■	The Index LASERSSM are based upon the Dow Jones-UBS Commodity IndexSM.
■	The Index LASERSSM will be issued in denominations of $10,000 and integral multiples of $10,000 in excess thereof. The minimum investment amount will be $100,000.
■

You will receive at maturity for each Index LASERSSM you hold a maturity payment based on the percentage change in the closing value of the Dow Jones-UBS Commodity IndexSM from the date on which the Index LASERSSM are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date) and the closing value of the Dow Jones-UBS Commodity IndexSM on any index business day after the pricing date up to and including the valuation date. The maturity payment may be greater than, equal to, or less than your initial investment in the Index LASERSSM.

■

If the closing value of the Dow Jones-UBS Commodity IndexSM is greater than 75% of its closing value on the pricing date (which we refer to as the starting value) on any index business day after the pricing date up to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $10,000 principal amount per Index LASERSSM plus an amount equal to the product of (i) $10,000 and (ii) the greater of (x) the percentage change in the closing value of the Dow Jones-UBS Commodity IndexSM from the pricing date to the valuation date (which we refer to as the index percentage change) and (y) 10% to 13% (3.33% to 4.33% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the Index LASERSSM.

■

If the closing value of the Dow Jones-UBS Commodity IndexSM is less than or equal to 75% of its starting value on any index business day after the pricing date up to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $10,000 principal amount per Index LASERSSM plus an amount equal to the product of (i) $10,000 and (ii) the index percentage change (which could be negative).

■	The Index LASERSSM are not principal-protected. At maturity you could receive an amount less than your initial investment in the Index LASERSSM.
■	The Index LASERSSM will not be listed on any securities exchange.

Investing in the Index LASERSSM involves a number of risks. See “Risk Factors Relating to the Index LASERSSM” beginning on page PS-7.

“Dow Jones,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” and “Dow Jones-UBS Commodity Total Return IndexSM” are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Inc. The LASERSSM have not been passed on by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates. The LASERSSM are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates and none of Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates, makes any warranties or bears any liability with respect to the LASERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Index LASERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Index LASERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Index LASERSSM	Total
Public Offering Price	$10,000	$
Underwriting Discount (including the Sales Commission described below)	$200	$
Proceeds to Citigroup Funding Inc.	$9,800	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Index LASERSSM, will receive an underwriting fee of $200 for each $10,000 Index LASERSSM sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $200 from this underwriting fee for each Index LASERSSM they sell. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $200 for each Index LASERSSM they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Index LASERSSM declines. You should refer to “Risk Factors Relating to the Index LASERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Index LASERSSM to purchasers on or about , 2010 (three business days after the pricing date).

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Index LASERSSM?

The Index LASERSSM are index-linked investments that offer a potential return at maturity based on upside participation in an increase in the closing value of the Dow Jones-UBS Commodity IndexSM during the term of the Index LASERSSM and limited protection from loss in certain circumstances. The Index LASERSSM are not principal protected and do not pay periodic interest. The return on the Index LASERSSM, if any, is based upon the Dow Jones-UBS Commodity IndexSM (which we also refer to as the underlying index).

At maturity, you will receive for each Index LASERSSM you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Index LASERSSM, based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date (which we refer to as the index percentage change) and the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date. If the closing value of the underlying index is greater than 75% of its starting value on any index business day after the pricing date up to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $10 principal amount per Index LASERSSM plus an amount equal to the product of (i) $10 and (ii) the greater of (x) the index percentage change and (y) 10% to 13% (3.33% to 4.33% per annum on a simple interest basis) (to be determined on the pricing date). In this case, the maturity payment will be at least $11,000 to $11,300 (to be determined on the pricing date) per Index LASERSSM. If the closing value of the underlying index is less than or equal to 75% of its starting value on any index business day after the pricing date up to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $10,000 principal amount per Index LASERSSM plus an amount equal to the product of (i) $10,000 and (ii) the index percentage change (which could be negative).

The Index LASERSSM will mature on                     , 2013. The Index LASERSSM are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc.

Each Index LASERSSM represents a principal amount of $10,000. The minimum investment amount will be $100,000. You may transfer the Index LASERSSM only in units of $10,000 and integral multiples of $10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERSSM in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERSSM — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Index LASERSSM?

No. We will not make any periodic payments of interest or any other periodic payments on the Index LASERSSM.

What Will I Receive at Maturity of the Index LASERSSM?

At maturity, you will receive for each Index LASERSSM an amount in cash equal to $10,000 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10,000 principal amount per Index LASERSSM and could be zero.

How Will the Index Return Amount Be Calculated?

The calculation of the index return amount depends on the closing value of the Dow Jones-UBS Commodity IndexSM on any index business day after the pricing date up to and including the valuation date and on whether the index percentage change is positive, zero or negative:

•

If the closing value of the Dow Jones-UBS Commodity IndexSM is greater than 75% of its starting value on any index business day after the pricing date up to and including the valuation date, the index return amount will equal:

$10,000 × (the greater of (x) Index Percentage Change and (y) Fixed Percentage)

The fixed percentage will equal 10% to 13% (3.33% to 4.33% per annum on a simple interest basis) (to be determined on the pricing date).

•

If the closing value of the Dow Jones-UBS Commodity IndexSM is less than or equal to 75% on any index business day after the pricing date up to and including the valuation date, the index return amount will be equal:

$10,000 × (Index Percentage Change)

For more specific information about the index return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the index return amount and the index percentage change, please see “Description of the Index LASERSSM — Index Return Amount” in this pricing supplement.

How Will the Index Percentage Change Be Calculated?

The index percentage change will equal the following fraction:

Ending Value – Starting Value
Starting Value

The starting value will equal the closing value of the Dow Jones-UBS Commodity IndexSM on the pricing date.

The ending value will equal the closing value of the Dow Jones-UBS Commodity IndexSM on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the Dow Jones-UBS Commodity IndexSM is less than its starting value and the closing value of the Dow Jones-UBS Commodity IndexSM on any index business day from the pricing date up to and including the valuation date is less than or equal to (approximately 75% of the starting value of the Dow Jones-UBS Commodity IndexSM), at maturity you will receive less than the original principal amount of the Index LASERSSM. This will be true even if the closing value of the index exceeded its starting value at one or more times over the term of the Index LASERSSM. Even if the ending value of Dow Jones-UBS Commodity

IndexSM is greater than its starting value, the total yield on the Index LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Index LASERSSM — Maturity Payment — Hypothetical Examples” in this pricing supplement.

Who Publishes the Dow Jones-UBS Commodity IndexSM and What Does It Measure?

Unless otherwise stated, all information on the Dow Jones-UBS Commodity IndexSM provided in this pricing supplement is derived from Dow Jones & Company, Inc. (which we refer to as Dow Jones), UBS Securities LLC (which we refer to as UBS Securities), UBS AG (which we refer to as UBS AG) or other publicly available sources. The Dow Jones-UBS Commodity IndexSM is an index calculated, published and disseminated by Dow Jones and UBS Securities and is intended to provide a liquid and diversified benchmark for commodities investments. The Dow Jones-UBS Commodity IndexSM was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-UBS Commodity IndexSM is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a futures contract or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-UBS Commodity IndexSM for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade. For further information on the Dow Jones-UBS Commodity IndexSM, including its makeup, method of calculation and changes in its components, see “Description of the Dow Jones-UBS Commodity IndexSM” in this pricing supplement.

Please note that an investment in the Index LASERSSM does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the Dow Jones-UBS Commodity IndexSM .

How Has the Dow Jones-UBS Commodity IndexSM Performed Historically?

We have provided a table showing the high and low closing values of the Dow Jones-UBS Commodity IndexSM for each quarter in the period from January 2005 to April 2010 as well as a graph showing the daily closing values of the Dow Jones-UBS Commodity IndexSM from January 3, 2005 to April 15, 2010. You can find the table and the graph in the section “Description of the Dow Jones-UBS Commodity IndexSM — Historical Data on Dow Jones-UBS Commodity IndexSM” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S Dow Jones-UBS Commodity IndexSM in recent years. However, past performance is not indicative of how the Dow Jones-UBS Commodity IndexSM will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERSSM?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an Index LASERSSM as a cash-settled prepaid forward contract, subject to a floor, on the value of the Dow Jones-UBS Commodity IndexSM on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the Dow

Jones-UBS Commodity IndexSM subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the Index LASERSSM. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if you have held the Index LASERSSM for more than one year at the time of disposition.

Due to the absence of authority as to the proper characterization of the Index LASERSSM, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to Index LASERS SM. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the Index LASERSSM by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Index LASERSSM Be Listed on a Securities Exchange?

No. The Index LASERSSM will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the Index LASERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERSSM to create a secondary market for holders of the Index LASERSSM, and may engage in other activities described in the sections “Plan of Distribution; Conflict of Interest” in this pricing supplement, and “Plan of Distribution” in the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the Index LASERSSM. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the Index LASERSSM. You should refer to “Risk Factors Relating to the Index LASERSSM – Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the Index LASERSSM through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index. This hedging activity, on, or prior to, the pricing date could increase the closing value of the Dow Jones-UBS Commodity IndexSM and potentially increase the starting value and, therefore, the value at which the index must remain above on any index business day over the term of the Index LASERSSM and on the valuation date before you can receive a payment at maturity greater than your initial investment in the Index LASERSSM. This hedging activity also could affect the value of the underlying index during the term of the Index LASERSSM and, therefore, the market value of the Index LASERSSM. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERSSM in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERSSM declines. You should refer to “Risk Factors Relating to the Index LASERSSM — The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Index LASERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index LASERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index LASERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX LASERSSM

Because the terms of the Index LASERS SM differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the Dow Jones-UBS Commodity IndexSM on any index business day after the pricing date up to and including the valuation date and on the percentage change in the closing value of the Dow Jones-UBS Commodity IndexSM from the pricing date to the valuation date, an investment in the Index LASERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones-UBS Commodity IndexSM and other events that are difficult to predict and beyond our control.

The Index LASERSSM Are Not Principal-Protected.

If the closing value of the Dow Jones-UBS Commodity IndexSM on any index business day after the pricing date up to and including the valuation date is less than or equal to 75% of the starting value and the closing value of the Dow Jones-UBS Commodity IndexSM on the valuation date is less than its closing value on the pricing date, the amount you receive for each Index LASERSSM will be less than the $10,000 you paid for each Index LASERSSM and could be zero. This will be true even if the closing value of the Dow Jones-UBS Commodity IndexSM exceeds its starting value at one or more times during the term of the Index LASERSSM. There is no minimum payment at maturity of the Index LASERSSM and, accordingly, you could lose your entire investment.

You Will Not Receive Any Periodic Payments on the Index LASERSSM

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERSSM.

The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERSSM do not pay any interest. As a result, if the closing value of the Dow Jones-UBS Commodity IndexSM is less than or equal to 75% of its starting value on any index business day after the pricing date up to and including the valuation date and if the ending value of the Dow Jones-UBS Commodity IndexSM is less than         (an increase of approximately         % from the starting value of Dow Jones-UBS Commodity IndexSM), the yield on the Index LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity.

The Index LASERSSM are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Index LASERSSM, and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Index LASERSSM

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the Index LASERSSM at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Index LASERSSM.

The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERSSM in the secondary market will be affected by the supply of, and demand for, the Index LASERSSM, the value of the Dow Jones-UBS Commodity IndexSM and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERSSM of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the Index LASERSSM will depend substantially on the amount, if any, by which the value of the underlying index changes from its starting value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the Index LASERSSM. If you choose to sell your Index LASERSSM when the value of the underlying index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your Index LASERSSM when the value of the underlying index is below its starting value, you will likely receive less than the amount you originally invested.

Trading prices of the futures contracts included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities trading markets on which such futures contracts are traded, and by various circumstances that can influence the values of such futures contracts in a specific market segment of a particular commodity. Citigroup Funding’s hedging activities in the futures contracts included in the underlying index, the issuance of securities similar to the LASERSSM and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the futures contracts included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the Index LASERSSM, the market value of the Index LASERSSM may decrease.

Interest Rates.    We expect that the market value of the Index LASERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index LASERSSM may decrease, and if U.S. interest rates decrease, the market value of the Index LASERSSM may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Index LASERSSM.    The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the Index LASERSSM. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the underlying index or the value of the underlying index itself.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the Index LASERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the Index LASERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the Index LASERSSM.

Hedging Activities.    Hedging activities related to the Index LASERSSM by one or more of our affiliates will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity, on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the starting value and, therefore, the value at which the index must remain above on any index business day over the term of the Index LASERSSM and on the valuation date before you can receive a payment at maturity greater than your initial investment in the Index LASERSSM. This hedging activity during the term of the Index LASERSSM could also affect the value of the underlying index and therefore the market value of the Index LASERSSM. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the Index LASERSSM declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERSSM in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase Index LASERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the Index LASERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Index LASERSSM, as well as the cost of hedging our obligations under the Index LASERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes may be less than the costs of unwinding the related hedging transaction at the time of the secondary market transaction. Our affiliates may realize a profit from the unexpected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the Index LASERS SM. The Index LASERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Index LASERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the Index LASERSSM attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the Index LASERSSM. Changes in the value of the underlying index will affect the trading price of the Index LASERSSM, but it is impossible to predict whether the value of the underlying index will fall or rise.

Higher Future Prices of the Futures Contracts Included in the Underlying Index Relative to Their Current Prices May Decrease Your Return on the LASERSSM

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts included in the underlying index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in December may specify a February expiration. As time passes, the contract expiring in February is replaced by a contract for delivery in March. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a positive “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, some of the contracts recently have not exhibited backwardation and backwardation will most likely not exist at all times in the future. Moreover, certain of the commodities included in the underlying index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, decrease your return on the LASERSSM.

The Index LASERSSM Include the Risk of Concentrated Positions in One or More Commodity Sectors

The physical commodities underlying the futures contracts included in the underlying index from time to time are heavily concentrated in a limited number of sectors, for instance, energy and agriculture. An investment in the Index LASERSSM may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, as of February 28, 2010 approximately 32.17% of the component commodities of the underlying index were energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the underlying index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and hence the value of the Index LASERSSM could decline.

You May Not Be Able To Sell Your Index LASERSSM If an Active Trading Market for the Index LASERSSM Does Not Develop

The Index LASERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Index LASERSSM. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERSSM. If the secondary market for the Index LASERS SM is limited, there may be few buyers should you choose to sell your Index LASERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Index LASERSSM, the price at which you may be able to trade your Index LASERSSM is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the Index LASERSSM, it is likely that there would be no secondary market for the Index LASERSSM. Accordingly, you should be willing to hold your Index LASERSSM to maturity.

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

The commodity futures contracts that underlie the Dow Jones-UBS Commodity IndexSM are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”) and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effects of any future regulatory change on the value of the Index LASERSSM is impossible to predict, but could be substantial and adverse to your interests as a holder of the Index LASERSSM. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject Citigroup Funding or its affiliates to position limits in certain commodity futures contracts.

The underlying index includes commodity contracts on foreign trading facilities that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets. The underlying index includes commodity contracts on physical commodities on trading facilities located outside the United States. The Dow Jones-UBS Commodity Index Committee currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. trading facility that can be included in the index; historically, such percentages have not exceeded 20%. The regulations of the CFTC do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Dow Jones, UBS Securities and the Dow Jones-UBS Commodity Index Committee to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the underlying index. In addition, because foreign trading facilities may be open on days when the level of the underlying index is not published, the value of the commodities included in the underlying index may change on days when the underlying index level is unavailable.

The Index LASERSSM Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the Index LASERSSM, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator. Because the LASERSSM are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Index LASERSSM Are Linked to the Dow Jones-UBS Commodity IndexSM and not to the Dow Jones-UBS Commodity Index Total ReturnSM

The Index LASERSSM are linked to the Dow Jones-UBS Commodity Index SM and not to the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the index components. The Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Index LASERSSM are linked to the Dow Jones-UBS Commodity Index SM and not the Dow Jones-UBS Commodity Index Total Return SM, the return from an investment in the LASERSSM will not reflect this total return feature.

The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying futures contracts of the Dow Jones-UBS Commodity IndexSM or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the futures contracts included in the Dow Jones-UBS Commodity IndexSM and thus, the value of the Dow Jones-UBS Commodity IndexSM and the market value of the Index LASERSSM.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERSSM, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the starting value, the ending value and the index percentage change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERSSM through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts or commodities included in the Dow Jones-UBS Commodity IndexSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones-UBS Commodity IndexSM or the futures contracts or commodities included in the Dow Jones-UBS Commodity IndexSM. This hedging activity may present a conflict between your interest in the Index LASERSSM and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones-UBS Commodity IndexSM and therefore the market value of the Index LASERS SM. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERSSM in the secondary market. Since hedging our obligation under the Index LASERSSM involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERSSM declines.

You Will Have No Rights Against the Publishers of the Underlying Index or With Respect to Any Futures Contracts or Commodities Included in the Underlying Index

You will have no rights against the publishers of the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index. By investing in the Index LASERSSM you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the futures contracts or commodities included in the underlying index. The index publishers are not in any way involved in this offering and have no obligations relating to the Index LASERSSM or to the holders of the Index LASERSSM. The Index LASERSSM are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities included in the underlying index.

The United States Federal Income Tax Consequences of the Index LASERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERSSM and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index LASERSSM may affect the U.S. tax consequences of investing in the Index LASERSSM, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Index LASERSSM. The description in this pricing supplement of the particular terms of the Index LASERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The payment you receive at maturity on the Index LASERSSM will depend on the closing value of the Dow Jones-UBS Commodity IndexSM on any Index Business Day after the Pricing Date up to and including the Valuation Date and the change in the closing value of the Dow Jones-UBS Commodity IndexSM from the Pricing Date to the Valuation Date.

If the closing value of the Dow Jones-UBS Commodity IndexSM is greater than 75% of its Starting Value on any Index Business Day after the Pricing Date up to and including the Valuation Date, at maturity you will receive for each Index LASERSSM you then hold the $10,000 principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $10,000 and (ii) the greater of (x) the Index Percentage Change and (y) 10% to 13% (3.33% to 4.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Index LASERSSM. In this case, the maturity payment will be at least $11,000 to $11,300 (to be determined on the Pricing Date) per Index LASERSSM.

If the closing value of the Dow Jones-UBS Commodity IndexSM is less than or equal to 75% of its Starting Value on any Index Business Day after the Pricing Date up to and including the Valuation Date, at maturity you will receive for each Index LASERSSM you then hold the $10,000 principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $10,000 and (ii) the Index Percentage Change (which could be negative).

The Index LASERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Index LASERSSM issued will be $             (             Index LASERSSM). The Index LASERSSM will mature on             , 2013, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Index LASERSSM at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc. The Index LASERSSM will be issued only in fully registered form and in denominations of $10,000 per Index LASERSSM and integral multiples thereof. The minimum investment amount will be $100,000.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERS SM and of the senior debt indenture under which the Index LASERSSM will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERSSM until maturity.

Payment at Maturity

The Index LASERSSM will mature on             , 2013. At maturity, you will receive for each Index LASERSSM a maturity payment equal to the sum of the initial principal amount of $10,000 per Index LASERSSM plus the Index Return Amount, which may be positive, zero or negative.

Calculation of the Index Return Amount depends on the closing value of the Dow Jones-UBS Commodity IndexSM on any Index Business Day after the Pricing Date up to and including the Valuation Date and on whether the Index Percentage Change is positive, zero or negative:

•

If the closing value of the Dow Jones-UBS Commodity IndexSM is greater than 75% of its Starting Value on any Index Business Day from the Pricing Date up to and including the Valuation Date, the Index Return Amount will equal:

$10,000 × (the greater of (x) Index Percentage Change and (y) Fixed Percentage)

The Index Percentage Change will equal the following fraction:

Ending Value – Starting Value
Starting Value

The Fixed Percentage will equal 10% to 13% (3.33% to 4.33% per annum on a simple interest basis) (to be determined on the Pricing Date).

•

If the closing value of the Dow Jones-UBS Commodity IndexSM is less than or equal to 75% of its Starting Value on any Index Business Day after the Pricing Date up to and including the Valuation Date, the Index Return Amount will be equal:

$10,000 × (Index Percentage Change)

The “Starting Value” will be the closing value of the Dow Jones-UBS Commodity IndexSM on the date on which the Index LASERSSM are priced for initial sale to the public.

The “Ending Value” will be the closing value of the Dow Jones-UBS Commodity IndexSM on the Valuation Date.

The “Pricing Date” will be April     , 2010 (expected to price on or about April 30, 2010, or if such day is not a scheduled Index Business Day, the next succeeding Index Business Day).

The “Valuation Date” will be the third Index Business Day prior to maturity.

If no closing value of the Dow Jones-UBS Commodity IndexSM is available on any Index Business Day because of a Market Disruption Event or otherwise, the closing value of Dow Jones-UBS Commodity IndexSM for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Dow Jones-UBS Commodity IndexSM obtained from as many dealers in futures contracts (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such closing value available to the Calculation Agent. The determination of the closing value of the Dow Jones-UBS Commodity IndexSM by the Calculation

Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Dow Jones-UBS Commodity IndexSM or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the Dow Jones-UBS Commodity IndexSM on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of Dow Jones-UBS Commodity IndexSM. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) futures contracts which then comprise 20% or more of the value of the Dow Jones-UBS Commodity IndexSM or any successor index, (ii) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones-UBS Commodity IndexSM or any successor index, or (iii) any options or futures contracts relating to futures contracts which then comprise 20% or more of the value of the Dow Jones-UBS Commodity IndexSM or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a futures contract included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that futures contract to the value of the Dow Jones-UBS Commodity IndexSM will be based on a comparison of the portion of the value of the Dow Jones-UBS Commodity IndexSM attributable to that futures contract relative to the overall value of the Dow Jones-UBS Commodity IndexSM, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Index LASERSSM for a range of Ending Values of the Dow Jones-UBS Commodity IndexSM. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different ending values of the Dow Jones-UBS Commodity IndexSM on the amount you will receive in respect of the Index LASERSSM at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10,000 per Index LASERSSM

•	Starting Value: 130

•	Fixed Percentage: 12%

•	Downside Threshold Value: 97.50 (75% of the Starting Value)

•	Maturity: three years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Fixed Percentage and the closing value of the Dow Jones-UBS Commodity IndexSM on any Index Business Day after the Pricing Date up to and including the Valuation Date.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Ending Value of Dow Jones-UBS Commodity IndexSM	Hypothetical Index Return Percentage (%)	No Closing Value Below the Hypothetical Downside Threshold Value		A Closing Value At or Below the Hypothetical Downside Threshold Value
		Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity on the Index LASERSSM	Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity on the Index LASERSSM
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
32.50	-75.00%	N/A	N/A	-75.00%	$2,500.00
65.00	-50.00%	N/A	N/A	-50.00%	$5,000.00
71.50	-45.00%	N/A	N/A	-45.00%	$5,500.00
78.00	-40.00%	N/A	N/A	-40.00%	$6,000.00
84.50	-35.00%	N/A	N/A	-35.00%	$6,500.00
91.00	-30.00%	N/A	N/A	-30.00%	$7,000.00
97.50	-25.00%	N/A	N/A	-25.00%	$7,500.00
104.00	-20.00%	12.00%	$11,200.00	-20.00%	$8,000.00
110.50	-15.00%	12.00%	$11,200.00	-15.00%	$8,500.00
117.00	-10.00%	12.00%	$11,200.00	-10.00%	$9,000.00
123.50	-5.00%	12.00%	$11,200.00	-5.00%	$9,500.00
130.00	0.00%	12.00%	$11,200.00	0.00%	$10,000.00
136.50	5.00%	12.00%	$11,200.00	5.00%	$10,500.00
143.00	10.00%	12.00%	$11,200.00	10.00%	$11,000.00
149.50	15.00%	15.00%	$11,200.00	15.00%	$11,500.00
156.00	20.00%	20.00%	$12,000.00	20.00%	$12,000.00
162.50	25.00%	25.00%	$12,500.00	25.00%	$12,500.00
169.00	30.00%	30.00%	$13,000.00	30.00%	$13,000.00
175.50	35.00%	35.00%	$13,500.00	35.00%	$13,500.00
182.00	40.00%	40.00%	$14,000.00	40.00%	$14,000.00
188.00	45.00%	45.00%	$14,500.00	45.00%	$14,500.00
195.00	50.00%	50.00%	$15,000.00	50.00%	$15,000.00
227.50	75.00%	75.00%	$17,500.00	75.00%	$17,500.00
260.00	100.00%	100.00%	$20,000.00	100.00%	$20,000.00

Discontinuance of the Dow Jones-UBS Commodity IndexSM

If Dow Jones discountinues publication of the Dow Jones-UBS Commodity IndexSM or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Dow Jones-UBS Commodity IndexSM, then the value of the relevant Index will be determined by reference to the value of that Index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Index LASERSSM.

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity IndexSM and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-UBS Commodity IndexSM, the value to be substituted for the Dow Jones-UBS Commodity IndexSM for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Index prior to any such discontinuance.

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity IndexSM Index prior to the determination of the relevant coupon amount and the Calculation Agent determines that no Successor Index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-UBS Commodity IndexSM Index or the relevant Index as described in the preceding paragraph.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant Index as described above, the Successor Index or value will be substituted for the relevant Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity Index SM may adversely affect the market value of the Index LASERSSM. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones-UBS Commodity IndexSM or a Successor Index is changed in any material respect, or if the Dow Jones-UBS Commodity IndexSM or a Successor Index is in any other way modified so that the value of the Dow Jones-UBS Commodity IndexSM or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that Index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a commodities Index comparable to the Dow Jones-UBS Commodity IndexSM or the Successor Index as if the changes or modifications had not been made, and calculate the value of the Index with reference to Dow Jones-UBS Commodity IndexSM or the Successor Index. Accordingly, if the method of calculating the Dow Jones-UBS Commodity IndexSM or the Successor Index is modified so that the value of the Dow Jones-UBS Commodity IndexSM or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Index in order to arrive at a value of the Index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Index LASERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERSSM will be determined by the Calculation Agent and will equal, for each Index LASERSSM, the maturity payment, calculated as though the maturity of the Index LASERSSM were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Index LASERSSM will be capped at the maturity payment, calculated as though the maturity date of the Index LASERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERSSM, the Index LASERSSM shall bear interest, payable upon demand of the beneficial owners of the Index LASERSSM in accordance with the terms of the Index LASERSSM, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Index LASERSSM and will also hold the global security representing the Index LASERSSM as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Index LASERSSM.

Calculation Agent

The Calculation Agent for the Index LASERSSM will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Index LASERSSM. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Index LASERSSM, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Index LASERSSM. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-UBS COMMODITY INDEXSM

General

Unless otherwise stated, we have derived all information regarding the Dow Jones-UBS Commodity IndexSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones, UBS Securities and UBS AG, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. Dow Jones and UBS Securities are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones-UBS Commodity IndexSM at any time. Additionally, Dow Jones and UBS Securities can add, delete or substitute the components underlying the Dow Jones-UBS Commodity IndexSM or make other methodological changes that could change the level of the Dow Jones-UBS Commodity IndexSM. Dow Jones and UBS Securities have no obligation to consider the interests of the holders of the Index LASERSSM in calculating or revising the Dow Jones-UBS Commodity IndexSM. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones-UBS Commodity IndexSM.

The Dow Jones-UBS Commodity IndexSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Dow Jones-UBS Commodity IndexSM. The value of the Dow Jones-UBS Commodity Index SM is computed on the basis of hypothetical investments in the basket of commodities that make up the Dow Jones-UBS Commodity IndexSM.

The Index LASERSSM are linked to the Dow Jones-UBS Commodity Index SM and not the Dow Jones-UBS Commodity Index Total Return SM. The Dow Jones-UBS Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

On May 6, 2009, UBS Securities acquired AIG Financial Product Corp.’s commodity business, as a result of which the Dow Jones-AIG Commodity IndexSM became re-branded as the Dow Jones-UBS Commodity IndexSM effective May 7, 2009. The Dow Jones- UBS Commodity IndexSM has an identical methodology to the Dow Jones-AIG Commodity IndexSM and takes the identical form and format of the Dow Jones-AIG Commodity IndexSM. The Dow Jones-UBS Commodity IndexSM was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-UBS Commodity IndexSM currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-UBS Commodity IndexSM for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-UBS Commodity IndexSM Advisory Committee and Supervisory Committee

Prior to January 1, 2007, the Dow Jones-AIG Commodity IndexSM Oversight Committee (the “Oversight Committee”) assisted Dow Jones and AIG Financial Products Corp. (“AIG-FP”) in connection with the operation of the Dow Jones-AIG Commodity IndexSM. The Oversight Committee included prominent members of the financial, academic and legal communities and met annually to consider changes to be made to the Dow Jones-AIG Commodity IndexSM for the coming year.

Effective January 1, 2007, Dow Jones and AIG-FP replaced the Oversight Committee with a two-tier structure composed of an Advisory Committee and a Supervisory Committee, which structure is still in place for the Dow Jones-UBS Commodity IndexSM. The purpose of this two-tier structure is to expand the breadth of input into the decision-making process, while also providing a mechanism for a more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions that may affect the Dow Jones-UBS Commodity IndexSM.

The Supervisory Committee is currently composed of three individuals. The Advisory Committee currently consists of nine leading figures from the financial and academic communities. The Supervisory Committee will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee.

As described in more detail below, the Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity IndexSM are determined at an annual meeting and implemented the following January.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM was created using the following four main principles:

•

Economic significance. The Dow Jones-UBS Commodity IndexSM is intended to represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-UBS Commodity IndexSM uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity IndexSM primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity IndexSM also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (such as gold) relative to non-storable commodities (such as live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Put another way, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Dow Jones-UBS Commodity IndexSM thus relies on data that is both an inherent aspect of the futures market (liquidity) and external to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the Dow Jones-UBS Commodity IndexSM is to provide diversified exposure to commodities as an asset class. As described further below, diversification rules have been established and are applied annually.

•

Continuity. The third goal of the Dow Jones-UBS Commodity IndexSM is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The Dow Jones-UBS Commodity IndexSM is intended to provide a stable benchmark.

•

Liquidity. Another goal of the Dow Jones-UBS Commodity IndexSM is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity IndexSM can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance.

Daily Calculations

The Dow Jones-UBS Commodity IndexSM is calculated daily by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones- UBS Commodity IndexSM (based on their relative weightings) to the previous day’s Dow Jones-UBS Commodity IndexSM value. Since the futures contracts included in the Dow Jones-UBS Commodity IndexSM are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five Business Days during such applicable period.

Annual Reweightings and Rebalancings of the Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity IndexSM are determined at an annual meeting under the supervision of the Advisory and Supervisory Committees and implemented the following January. The composition of the Index for 2010 was approved by the Supervisory Committee at a meeting held in October 2009.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Dow Jones-UBS Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the futures contract selected as the reference contract for that commodity (the “Designated Contract”), and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities that were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities that will be included in the Dow Jones-UBS Commodity IndexSM (the “Index Commodities”) and their respective percentage weights, as described below.

Commodity Index Multipliers

Subject to the Diversification Rules discussed below, CIPs are incorporated into the Dow Jones-UBS Commodity Index SM by calculating the new unit weights for each Index Commodity. On the fourth Business Day of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Dow Jones-UBS Commodity IndexSM, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Diversification Rules

The Dow Jones-UBS Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the index relies on several diversification rules, which are applied annually when the Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced on a price-percentage basis. The following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM as of January of the applicable year:

•	No related group of commodities (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity (e.g., natural gas or silver) may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM in January, the percentage of any single commodity or group of commodities will fluctuate and may exceed or be less than the percentages set forth below.

Commodities Available for Inclusion in the Dow Jones-UBS Commodity IndexSM

Commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration and which are the subject of a qualifying related futures contract. The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several London Metal Exchange (“LME”) contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, UBS Securities selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, UBS Securities selects the most actively traded contract. This process is reviewed by the Advisory and Supervisory Committees. Data concerning this Designated Contract will be used to calculate the Dow Jones-UBS Commodity IndexSM. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available to replace that Designated Contract. The Designated Contracts for the commodities included in the Dow Jones-UBS Commodity IndexSM for 2010 are as follows:

Commodity	Designated Contract	Exchange	Units	Price Quote	Target Weighting***
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton	5.75%
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound	2.56%
Copper*	High Grade Copper	COMEX	25,000 lbs	cents/pound	7.64%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	7.09%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	2.00%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel	14.33%
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.	9.11%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.58%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	3.55%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	2.10%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu	11.55%
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton	2.37%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	3.29%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.91%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	3.00%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	2.89%
Unleaded Gasoline**	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	cents/gallon	3.53%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.70%
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton	3.02%

*

The Dow Jones-UBS Commodity IndexSM uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

**	As announced by the Oversight Committee on March 3, 2006, The New York Harbour Unleaded Gasoline (HU) contract was replaced in April 2006 by the Reformulated Gasoline Blendstock for Oxygen Blending (RB) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration. No changes to the Commodity Index Multipliers occurred as a result of this transition.
***

Reflects the approximate weightings of the 19 commodities included in the Dow Jones-UBS Commodity IndexSM as approved by the Supervisory Committee in October 2009, which became effective in January 2010.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Dow Jones-UBS Commodity IndexSM.

Commodity Groups

For purposes of applying the diversification rules discussed above, the commodities available for inclusion in the Dow Jones-UBS Commodity IndexSM are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Target Weighting*:	Commodities:	Commodity Group:	Target Weighting*:	Commodities:
Energy	32.99%	Crude Oil	Livestock	5.65%	Live Cattle
		Heating Oil			Lean Hogs
		Natural Gas
		Unleaded Gasoline	Grains	19.70%	Corn
					Soybeans
Precious Metals	12.40%	Gold			Wheat
		Silver
			Softs	7.45%	Cotton
					Sugar
Industrial Metals	18.78%	Aluminum			Coffee
		Copper
		Nickel	Vegetable Oil	3.00%	Soybean Oil
		Zinc

*

Reflects the approximate weightings of the seven Commodity Groups of the Dow Jones-UBS Commodity IndexSM as approved by the Supervisory Committee in October 2009, which became effective in January 2010.

The Dow Jones-UBS Commodity IndexSM Is a Rolling Index

The Dow Jones-UBS Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position.

Dow Jones-UBS Commodity IndexSM Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity IndexSM will be adjusted in the event that UBS Securities determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM on that day;

•	the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity Index SM; or

with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM that trades on the LME, a Business Day on which the LME is not open for trading.

Historical Data on the Dow Jones-UBS Commodity IndexSM

On May 6, 2009, UBS Securities acquired AIG Financial Product Corp.’s commodity business, as a result of which the Dow Jones-AIG Commodity IndexSM became re-branded as the Dow Jones-UBS Commodity IndexSM effective May 7, 2009. The following table sets forth the high, low and end-of-month closing values of the Dow Jones-UBS Commodity IndexSM for each month in the period from January 2005 through March 2010 as reported on Bloomberg. These historical data on the Dow Jones-UBS Commodity IndexSM are not indicative of the future performance of the Dow Jones-UBS Commodity IndexSM or what the market value of the Index LASERSSM may be. Any historical upward or downward trend in the value of the Dow Jones-UBS Commodity IndexSM during any period set forth below is not an indication that the Dow Jones-UBS Commodity IndexSM is more or less likely to increase or decrease at any time during the term of the Index LASERSSM.

	High	Low
2005
Quarter
First	165.2460	142.1800
Second	162.3890	146.0780
Third	179.0690	154.1070
Fourth	180.2400	163.3580
2006
Quarter
First	174.2240	158.7800
Second	187.6280	164.7230
Third	179.9620	156.5870
Fourth	175.2140	156.0750
2007
Quarter
First	173.5030	155.8800
Second	176.4840	168.5220
Third	179.7150	161.0620
Fourth	185.5680	172.1230
2008
Quarter
First	219.0930	181.1570
Second	234.1150	199.5660
Third	237.9530	167.3910
Fourth	167.4840	106.0920
2009
Quarter
First	123.4580	101.9990
Second	131.1160	107.4940
Third	132.9180	113.2370
Fourth	140.0458	124.1740
2010
Quarter
First	145.0288	126.5582
Second (through April 15, 2010)	136.7546	133.8558

On April 15, 2010, the closing value of the Dow Jones-UBS Commodity IndexSM was 136.7546.

The following graph illustrates the historical performance of the Dow Jones-UBS Commodity IndexSM based on the closing value thereof on each Index Business Day from January 3, 2005 through April 15, 2010. Past movements of the Dow Jones-UBS Commodity IndexSM are not indicative of future Index values.

License Agreement

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc.

The Index LASERSSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Index LASERSSM or any member of the public regarding the advisability of investing in securities or commodities generally or in the Index LASERSSM particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Citigroup Global Markets Inc. or the Index LASERSSM . Dow Jones and UBS Securities have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Index LASERSSM into consideration in determining, composing or calculating the Dow Jones-UBS Commodity IndexSM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Index LASERSSM to be issued or in the determination or calculation of the equation by which the Index LASERSSM are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the Index LASERSSM customers, in connection with the administration, marketing or trading of the Index LASERSSM. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Index LASERSSM currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Index LASERSSM. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total Return SM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and the Index LASERSSM.

This pricing supplement relates only to the Index LASERSSM and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the Index LASERSSM should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the Index LASERS SM. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL

MARKETS INC., OWNERS OF THE INDEX LASERSSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CITIGROUP GLOBAL MARKETS INC., OTHER THAN UBS AG.

All disclosures contained in this pricing supplement regarding the Dow Jones-UBS Commodity IndexSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, UBS Securities, or UBS AG. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Index LASERSSM who will hold the Index LASERSSM as capital assets. All references to “holders” are to beneficial owners of the Index LASERSSM. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERSSM as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERSSM SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERSSM, each holder agrees with Citigroup Funding to treat an Index LASERSSM for U.S. federal income tax purposes as a cash-settled prepaid forward contract, subject to a floor, on the value of the Dow Jones-UBS Commodity IndexSM on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the Dow Jones-UBS Commodity IndexSM subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Index LASERSSM the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Index LASERSSM, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Dow Jones-UBS Commodity IndexSM pursuant to the terms of the Index LASERSSM. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Index LASERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an Index LASERSSM that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Index LASERSSM (a “U.S. Holder”), under the characterization of the Index LASERSSM agreed to above.

Under the above characterization of the Index LASERSSM, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERSSM for more than one year at the time of disposition. A holder’s tax basis in the Index LASERSSM generally will equal the holder’s cost for such Index LASERSSM.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Index LASERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Index LASERSSM if the closing value of the Dow Jones-UBS Commodity IndexSM never depreciates by 25% or more at any time during the term of the Index LASERSSM, the IRS could seek to analyze the federal income tax consequences of owning the Index LASERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERSSM offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the closing value of the Dow Jones-UBS Commodity IndexSM never depreciates by 25% or more of the initial value of the Dow Jones-UBS Commodity IndexSM; instead, at maturity, the Index LASERSSM provide economic returns that are generally indexed to the performance of the Dow Jones-UBS Commodity IndexSM. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Index LASERSSM for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERSSM, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of an Index LASERSSM generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Index LASERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Index LASERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERSSM. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERS SM. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Finally, proposed regulations would require current accrual of income with respect to contingent non-periodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income with respect to the payment at maturity of the Index LASERSSM over the term of the Index LASERSSM.

Prospective investors are encouraged to consult their tax advisors regarding the potential impact of various proposed laws and regulations addressing the taxation of derivatives and of commodities positions, and the likelihood that any of the foregoing may take effect.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Index LASERSSM. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Index LASERSSM.

Non-United States Holders

A holder or beneficial owner of Index LASERSSM that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Index LASERSSM by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Index LASERSSM if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Index LASERSSM.

Estate Tax

In the case of a holder of an Index LASERSSM that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERSSM should note that, absent an applicable treaty benefit, the Index LASERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERSSM.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Index LASERSSM.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Index LASERSSM (             Index LASERSSM) for $9,800 per Index LASERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Index LASERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Index LASERSSM to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $200 per Index LASERSSM. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $200 per Index LASERSSM on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $200 for each Index LASERSSM they sell. If all of the Index LASERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Index LASERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the Index LASERSSM, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERSSM—The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Index LASERSSM, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Index LASERSSM, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Index LASERSSM which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Index LASERSSM may be circulated or distributed, nor may the Index LASERSSM be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Index LASERSSM, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Index LASERSSM under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Index LASERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERSSM through and including the date of disposition of such Index LASERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term, Series D

Index LASERSSM

Based Upon the Dow Jones-UBS Commodity IndexSM

Due 2013

($10,000 Principal Amount

per Index LASERSSM)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

April 16, 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)